Exhibit 6.14

MASTER BREWING AGREEMENT

This Master Brewing Agreement (the “Agreement”) is effective August 9, 2023 (the “Effective Date”) by and between Associated Brewing Company, a Minnesota limited liability company with its principal place of business at 219 Little Canada Road, Suite 170, St. Paul, Minnesota 55117 (“ABC”), and American Rebel, Inc , a Nevada corporation with its principal place of business at 909 18th Avenue South, Ste A, Nashville, TN 37212 (“Brand Owner”).

Recitals

A.	ABC is a brewer of beer (as defined in 27 U.S.C. § 5052(a) or any successor statute) and ABC possesses the necessary federal and state permits and licenses to produce beer and licenses to sell beer to wholesale distributors in the United States.

B.	ABC owns the trademarks, proprietary recipes (if any) and other intellectual property rights associated with the beer(s) listed on Schedule A to this Agreement (the “Product” or “Products”, as applicable)”) and wishes to license the Product to Brand Owner to be able to sell the Product under its brand name, American Rebel.

C.	Brand Owner hereby appoints ABC to brew and sell the Products on its behalf to approved wholesale distributors in the United States.

The parties, for adequate and sufficient consideration, accordingly agree as follows:

Agreement

1.	Term: This Agreement shall commence on the date written above and continue for a term of three (3) years (the “Initial Term” and, collectively with all Renewal Terms as defined below, the “Term”) and shall automatically renew for successive three-year periods (each a “Renewal Term”) unless terminated pursuant to the terms of Section 16 below. ABC may reasonably alter the payment terms or increase the fees payable by the Brand Owner under this Agreement by giving Brand Owner no less than ninety (90) days’ notice of such alteration or increase.

2.	ABC Intellectual Property: ABC represents and warrants that it completely owns the trademarks, proprietary recipes and other intellectual property (collectively the “IP”) associated with the Products. ABC grants to Brand Owner a limited non-transferable and non-exclusive license to use the IP in connection with the production, marketing and sale of the Products pursuant to the terms and conditions of this Agreement and any Statement of Work made hereunder.

3.	Brand Owner Intellectual Property: Brand Owner represents and warrants that it completely owns the copyrights, trademarks and other intellectual property rights (collectively the “IP”) associated with all of the following, without limitation: product names, labels, logos, packaging, marketing, etc. that may be used for the Products during the Term of this Agreement. Further, Brand Owner guarantees it will not infringe on any third-party rights and shall indemnify ABC for all third-party infringement claims that may arise.

4.	Appointment: During the term, Brand Owner appoints ABC as its exclusive producer and seller of the Product, and any other Products that the parties may from time to time agree to add to the scope of this Agreement, in which case such Products shall be deemed to be added to Schedule A and shall be treated in all respects as “Products” for purpose of this Agreement. Brand Owner acknowledges and agrees that ABC may utilize ABC’s distribution network, including distributors selected by ABC, in any given territory in which ABC sells the Products.

5.	Production, Forecast and Supply Partnership:

a.	Production. ABC shall exercise reasonable commercial efforts to produce the Products in accordance with any recipe(s) and reasonable instructions provided to it from time to time by Brand Licensee. ABC will only produce Products in such quantities as are confirmed by Brand Licensee on a sales order form or other form of electronic order reasonably acceptable to ABC, which sales order form or other form of electronic order must be signed or authenticated by Brand Licensee. Brand Licensee may be subject to a cancellation fee if a production order is placed and the order is cancelled prior to production. ABC may, upon notice to Brand Licensee, decline to follow Brand Licensee’s instructions if, in the sole judgment of ABC, such instructions: (i) violate any law, regulation, order or policy of any applicable governmental authority (collectively, “Laws”); (ii) pose a threat to the equipment and personnel of ABC or its business partners; or (iii) require an investment in new equipment or personnel by ABC or its business partners.

b.	Forecast. Brand Owner will deliver a twelve (12) month annual forecast for each SKU identified in the Agreement (the “Annual Forecast”). The first Annual Forecast must be provided to ABC within thirty (30) days of execution of this Agreement, thirty (30) days from the final commercialization of the Products, or by no later than October 1 of each calendar year of the Term. A rolling four (4) month forecast will be updated on a rolling basis and provided to ABC every month by no later than the fifth (5) business day of each month (the “Rolling Forecast”).

c.	Supply Partnership. During the Term of this Agreement, the parties agree that ABC shall procure raw materials for the manufacturing and production of the Products, sourced within ABC’s own accomplished supplier network. Brand Owner agrees and covenants to use ABC as its sole supplier of raw materials, which includes but is not limited to (unless otherwise mutually agreed) ingredients, flavors, aluminum cans and can ends, packaging and other raw materials, for production of the Products during the Term of this Agreement and for a period of twelve (12) months from the completion of the Agreement (the “Supply Period”). In addition, during any period that ABC fails or is unable to timely perform its obligations under this Agreement which is not a result of Brand Owner’s actions, Brand Owner may obtain goods from any third party and shall be deemed to not be in breach of Brand Owner’s obligations under this Section 5c, provided that Brand Owner shall resume the obligations under Section 5c as soon as its commercially practicable to do so provided further that ABC has resumed the full performance of ABC’s obligations under this Agreement. Brand Owner will prepay to ABC a nonrefundable deposit in full for all raw materials sourced under this Agreement to secure desired production dates of the Products. Such nonrefundable deposit will be regularly evaluated and adjusted by ABC based on the current production requirements. All procurement of raw materials under this Agreement by ABC or its affiliated wholly owned sister company BevSource, LLC shall be governed by ABC’s general terms and conditions which can be provided to Brand Owner upon request and are always available at bevsource.com/terms unless Brand Owner has entered into a committed supply agreement with ABC for certain raw materials in which case such supply agreement terms and conditions shall apply. During the Supply Period it is agreed that Brand Owner shall exclusively continue to procure raw materials through ABC and its vendor network for the Products. Further, during the Supply Period, Brand Owner agrees and guarantees that it shall not solicit, directly or indirectly, interfere with, circumvent or attempt to circumvent, avoid, by-pass, or obviate the relationship between ABC and any of its suppliers. Brand Owner agrees and understands that the provisions under this Section 5c are necessary and reasonable to protect ABC’s business and shall survive the termination of this Agreement. For the avoidance of doubt, the Supply Period shall survive the full Initial Term of the Agreement even if Brand Owner exercises its early termination rights as provided for in Section 16 of this Agreement.

6.	Management: ABC shall exercise reasonable commercial efforts to forecast, ship and/or otherwise manage the logistics involved in producing and selling the Products and to provide production management and compliance services to Brand Owner. Fees for specific services under this paragraph are set forth in the applicable Statement of Work or any subsequent Statement(s) of work attached hereto as Exhibit A. ABC may, at its sole discretion, contract with other persons to perform or assist it in performing these duties and may, at its sole discretion, elect to have such other persons invoice Brand Owner directly for such services. In the event ABC elects to have a third-party service provider invoice Brand Owner directly for any service(s), Brand Owner must promptly pay such invoice in accordance with payment terms applicable to such invoice.

7.	Product Aging and Storage:

a.	Unless otherwise mutually agreed in writing, Brand Owner shall be responsible for any fees, charges and/or expenses as they relate to finished goods storage, and the return or destruction of outdated or expired raw materials and Product. The contract manufacturing facility will charge additional storage fees with respect to warehousing of any quantity of Product and raw materials, and ABC shall invoice Brand Owner for such fees. Any raw materials stored at the contract manufacturer facility, including packaging and ingredients, that remain unused for three (3) consecutive months may need to be stored elsewhere or destroyed at Brand Owner’s expense. In the event raw materials remain on site at the production facility for longer than ninety (90) days without activity for any reason storage fees will be invoiced to Brand Owner every thirty (30) days thereafter (day 91, 121,151, etc). Should Brand Owner utilize ABC storage facilities, Brand Owner may be requested to move, at Brand Owner’s sole cost and expense, any unshipped Product to an outside warehouse by December 31st of each calendar year, unless the Product was produced on or after December 1st of such calendar year. For the avoidance of doubt ABC shall have the right to destroy, or direct the contract manufacturer to destroy, any unshipped Product and packaging nine (9) months from the date of production with no amounts owing to Brand Owner. Brand Owner shall immediately reimburse ABC for all costs associated with destruction of unshipped Product.

b.	Unless otherwise mutually agreed in writing, within twenty (20) days after the end of each month, ABC shall advise Brand Owner in writing of any excess or obsolete finished goods, raw materials or other inventories procured or produced solely for the manufacturing of Brand Owner’s Products. Within the context of this Agreement, obsolete shall mean any on-hand finished goods, raw materials or other inventories procured or produced solely for the manufacturing of Brand Owner’s Products, which there has not been a demand in the last six (6) months nor any pending future demand which would consume the inventory within the next six (6) months. Brand Owner agrees to guarantee full payment for these products within thirty (30) days from notice, should the customer still owe any payments against the excess or obsolete inventory. Brand Owner agrees to provide a detailed strategy by item for all obsolete inventory to ensure it is removed from the ABC managed storage location within sixty (60) days of the obsolete notice.

8.	Sales, Invoicing and Collections: ABC shall invoice those customers identified by Brand Owner and shall exercise reasonable commercial efforts to invoice customers for the Products within two (2) business days of its receipt of the bill of lading. Where ABC, in its sole discretion and as permitted by law, elects to sell to customers on credit, ABC shall exercise reasonable commercial efforts to collect from such customers by making up to two (2) collections calls to customers with overdue invoices. Thereafter, Brand Owner shall become solely responsible for seeking to collect from customers.

9.	Customer Identification, Promotion and Marketing: Brand Owner shall remain solely and completely responsible for identifying customers and promoting and marketing the Products, whether to distributors, retailers or the general public. Brand Owner shall not, without the prior written approval of ABC, undertake any promotion that could result in any billback, charge back, set off, or other charge to ABC from an ABC customer. Brand Owner shall provide ABC with all appointment, ordering, receiving, accounting and other information necessary for ABC to make sales to customers. Any billbacks outstanding to be processed by the Brand Owner will be reported to ABC on a quarterly basis. In the event ABC is required to process a billback, the additional fees set forth in Exhibit A shall apply.

10.	Reporting: ABC shall provide to Brand Owner for Brand Owner’s pre-approval each invoice for Product sold and shipped by ABC to a distributor prior to sending such invoice to the distributor; provided, that if Brand Owner does not approve or disapprove of an invoice within seventy-two (72) hours of ABC’s transmission of such invoice to Brand Owner via electronic mail, Brand Owner shall be deemed to have approved the invoice. ABC may provide Brand Owner with additional reports in such form as ABC and Brand Owner may mutually agree upon from time to time.

11.	Payment: ABC shall pay Brand Owner for its use of the IP in accordance with the timeline and formula set forth in Schedule B.

12.	Security: Brand Owner shall provide ABC with the security deposit set forth in the applicable Statement of Work. The security deposit is intended to secure ABC against the financial risks it assumes in performing its obligations under this Agreement. Those financial risks include, among other things: excess ingredient inventory, distributor billbacks, obsolete inventory, and other materials costs. In the event any new equipment must be installed to produce the Product, ABC may: (i) require Brand Owner to adhere to certain minimum production volumes, (ii) alter the pricing schedules to this Agreement to account for such equipment costs, and/or (iii) require Brand Owner to provide an additional security deposit. Unless otherwise stated in a Statement of Work the Security Deposit will be evaluated annually, or upon request, for changes in the business complexities impacting the Services. Any change in the security deposit will be paid or refunded prior to the next scheduled production. The total deposit held by ABC will be returned at the termination of the contract, less any outstanding charges.

13.	Expenses: Brand Owner shall reimburse ABC for all out-of-pocket expenses incurred on Brand Owner’s behalf upon receipt of invoice. See Exhibit A for reference.

14.	Taxes: ABC, the contract manufacturer or the co-packer of the Products, as applicable, shall pay all federal and state excise taxes (where applicable) and other fees necessitated by the sale of the Products, and file all returns associated with such payments.

15.	Compliance with Law:

a.	ABC shall maintain the federal and state licenses necessary to sell the Products and shall conduct its business in compliance with all applicable laws. ABC shall exercise reasonable commercial efforts to obtain and maintain any licenses and other government approvals necessary to sell to customers identified by Brand Owner, provided that Brand Owner shall be financially responsible for all expenses associated with such licenses and approvals.

b.	Brand Owner shall obtain and maintain any federal, state and local licenses necessary for it to identify customers and promote and market the Products and shall conduct such activities in compliance with all applicable laws. Brand Owner warrants that any recipes and manufacturing instructions provided to ABC comply with all applicable laws.

c.	Brand Owner acknowledges and accepts that should Brand Owner undertake any fraudulent conduct towards ABC or makes deliberate or unintentional harmful acts without the prior written consent of ABC that results in harm against ABC’s state or federal licenses, market position, goodwill or reputation the Brand Owner will be in direct breach of this Agreement and ABC will file for injunction and will have the right to seek punitive damages in addition to any compensatory damages resulting from the Brand Owner’s actions.

16.	Scope of Duty: Pursuant to the terms of this Agreement, Brand Owner is retaining ABC to provide certain services, including but not limited to engaging a contract manufacturer to produce the Product(s) and appointing wholesale distributors to sell the Product(s). Brand Owner recognizes and agrees that ABC is not responsible for, and has no duty to indemnify Brand Owner against losses or damages caused by, the acts, errors or omissions of third parties engaged pursuant to this Agreement, including but not limited to co-packers, breweries, host brewers, wineries, host vintners, distilleries, host distillers, suppliers, and distributors (each a “Third Party”). In the event that a Third Party’s acts, errors or omissions result in damages or losses to Brand Owner, including but not limited to the destruction of raw materials or finished goods and the financial liability associated with such destruction, ABC must provide Brand Owner, at Brand Owner’s sole cost and expense, with such reasonable cooperation as Brand Owner may request in connection with Brand Owner’s assertion of a claim or claims against such Third Party. Any cooperation or assistance provided by ABC to Brand Owner pursuant to the immediately preceding sentence shall constitute a consulting service provided by ABC and shall be subject to the fees set forth in Exhibit A. In connection with Brand Owner’s assertion of a claim against a Third Party, Brand Owner may request that ABC assign its rights, if any, to assert such claim against such Third Party to Brand Owner, which request ABC shall not unreasonably reject.

17.	Termination:

a.	For Cause. Either party shall have the right to terminate this Agreement immediately if:

i.	Either party undertakes fraudulent conduct towards the other party or takes deliberate action to harm the other party’s state or federal licenses, market position, goodwill or reputation.

ii.	Either party becomes insolvent, institutes or is the subject of bankruptcy proceedings, assigns or attempts to assign assets for the benefit of creditors, or otherwise liquidates its business.

iii.	Either party undertakes an assignment without the written approval required by paragraph 21.

iv.	Either party is in breach of this Agreement, which breach remains uncured thirty (30) days after the non-breaching party gives the breaching party notice of such breach.

v.	Brand Owner fails to pay monies due and owning in accordance to agreed payment terms following a written demand for payment from ABC.

vi.	The host brewer ABC is using to produce Products declares bankruptcy or goes out of business for any reason.

18.	Disputes: This Agreement and the rights of the parties shall be governed exclusively by and construed and enforced in accordance with the laws of the State of Minnesota without regards to any choice of law principles. The exclusive venue for any action brought in connection with this Agreement shall be in the state of Minnesota, County of Ramsey, so long as ABC’s corporate offices are located there. The parties consent to the exclusive jurisdiction of the courts of the State of Minnesota, County of Ramsey, and the U.S. District Court, District of Minnesota, for any and all disputes arising from or related to this Agreement. In any action, suit or proceeding to enforce this Agreement, the prevailing party shall be entitled to recover from the other party its costs incurred in connection therewith, including, but not limited to, reasonable attorneys’ fees, court costs and expert witness fees.

19.	Claims:

a.	ABC shall use commercially reasonable efforts to comply with all of its obligations under this Agreement. However, unless Brand Owner shall have a claim for gross negligence or an intentionally wrongful act, Brand Owner shall have no claims against ABC, its officers, shareholders, or affiliates, direct or for indemnity, all of which claims are hereby waived, and Brand Owner’s only remedy in the event of a breach by ABC shall be termination of this Agreement.

b.	Brand Owner shall indemnify, defend, and hold harmless ABC and its officers, employees, members and managers (collectively “ABC Indemnitees”) from and against any and all claims arising from or relating to: (i) Brand Owner’s identification of customers, marketing or promotion of the Products; (ii) Brand Owner’s decisions, actions or inactions with respect to customers, including but not limited to any claim related to the termination, non-renewal or other halt in sales to any customer; (iii) the use of the IP by an ABC Indemnitee; (iv) the acts or omissions of any service provider or materials/ ingredient supplier to ABC and/or Brand Owner; and (v) Brand Owner’s breach of any obligation or warranty contained in this Agreement.

c.	ABC shall indemnify, defend, and hold harmless Brand Owner and its officers, employees, members and managers (collectively “ABC Indemnitees”) from and against any and all claims arising from or relating to: (i) ABC’s own decisions, actions or inactions which are not directed by the Brand Owner; (ii) the acts or omissions of any service providers or materials/ ingredient supplier to ABC and/or Brand Owner which are selected by ABC; and (v) ABC’s breach of any obligation or warranty contained in this Agreement.

d.	In no event shall ABC’s aggregate liability to Brand Owner arising out of or related to this Agreement, whether arising out of or related to breach of contract, tort (including negligence), or otherwise, exceed the total amount of fees paid by Brand Owner to ABC for the services actually performed by ABC pursuant to this Agreement in the twelve (12) months prior to the claim. Any payments made by Brand Owner to ABC for third party pass-through expenses is expressly excluded from the aggregate liability under this Section 19c.

20.	Insurance: Both parties shall procure and maintain for the duration of the contract the following policies of insurance. All such policies of insurance required hereunder shall be issued by financially responsible insurers (those with an A.M. Best Rating of “A-” or better):

a.	Commercial General Liability Insurance providing coverage on an ‘occurrence’, rather than a ‘claims made’ basis, under a policy form that provides coverage at least as broad in all material respects as that provided under a standard Insurance Services Office (“ISO”) form CG 00 01. Such policy shall include, at a minimum, coverage for Bodily Injury, Property Damage, Personal and Advertising Injury, Contractual Liability (applying to this Agreement), and Products- Completed Operations liability. Brand Owner agrees to maintain at all times during the Term a combined general liability policy limit of at least $1,000,000 per occurrence and $2,000,000 in aggregate.

b.	Umbrella Liability insurance providing coverage on an ‘occurrence’ basis. Such policy shall include minimum coverage limits of $1,000,000 per occurrence and $2,000,000 in the aggregate. The umbrella coverage must include as insureds all entities that are additional insureds on the Commercial General Liability Policy.

c.	Additional Insured Status: Brand Owner’s Commercial General Liability Policy shall include ABC, its directors, officers, employees and agents as additional insureds under the policy. Each such policy shall also include a Severability of Interests (or “separation of insureds”) provision. A copy of the Additional Insured Endorsement shall be included with the Certificate of Insurance Brand Owner provides to ABC.

d.	Certificate of Insurance: Brand Owner shall furnish ABC with a Certificate of Insurance along with a copy of the applicable Additional Insured Endorsement prior to the commencement of this Agreement.

e.	Notice of Cancellation: Each policy noted above shall provide that coverage may not be cancelled, except with 30-days’ prior written notice to ABC.

f.	Brand Owner insurance policies shall respond on a primary (not excess or contributory) basis with respect to any similar insurance maintained by ABC and its officers, officials, employees and volunteers.

g.	Insurance terms not otherwise defined herein shall be interpreted consistent with customary U.S insurance industry usage.

21.	Incorporation of Exhibits. All Schedules, Exhibits and attachments referred to in this agreement are intended to be and shall be understood to be a part of this Agreement for all purposes as though included in the body of this Agreement.

22.	Assignment: Brand Owner may not assign this Agreement or any rights or duties under it to any person without ABC’s express written permission. For purposes of this paragraph, an assignment shall include any change in control of Brand Owner’s business, whether by one transaction or a series of transactions. Subject to the foregoing, this Agreement shall inure to the benefit of the parties’ respective successors and permitted assigns.

23.	Waiver: The failure of either party to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way affect the validity of this Agreement or any part of it or the right of either party after any such failure to enforce each and every such provision. No waiver of a breach, failure of any condition, or any right or remedy contained in or granted by the provisions of this Agreement will be effective unless it is in writing and signed by the waiving party. No waiver of any breach of this Agreement will be held to be a waiver of any other or subsequent breach.

24.

Independent Contractor Relationship: ABC will perform its duties pursuant to this Agreement as an independent consultant and independent representative of Brand Owner and not as an employee of Brand Owner, and nothing in this Agreement creates an employer-employee relationship or joint venture between ABC and Brand Owner. ABC is an independent contractor of Brand Owner and will use its own professional judgment and assign employees as it sees fit in performing its duties pursuant to this Agreement. The parties agree that ABC has no ownership or proprietary rights in the trade names, trademarks, or brand names of Brand Owner products, and ABC will not represent itself as an owner of the trade names, trademarks, or brand names of Brand Owner. Decisions regarding the use of Brand Owner’s trade names, trademarks or brand names will remain with Brand Owner and will remain the sole responsibility of Brand Owner, except for the specific grant of permission to ABC to use such trade names, trademarks or brand names.

25.	Non-Solicitation: Both parties agrees that it will not, for a period of one (1) year after the date of termination of this Agreement, directly or indirectly: (i) solicit any of the other party’s employees or contractors for employment or with any business with which either party is then employed or affiliated, including any businesses that share any common ownership or management; (ii) interfere in any manner with the other party’s employment relationship with its employees; or (iii) employ, whether as an employee or independent contractor, indirectly or directly, any employee of that party, regardless of whether that employee may have solicited employment or other economic arrangements with the other party.

26.	Amendment: This Agreement may only be amended by a written instrument signed by both parties. Neither party may modify this Agreement orally. The failure of a party at any time or times to enforce any provision of this Agreement shall in no way be construed as a waiver of such provision and shall not affect the right of that party at a later time to enforce each and every such provision.

27.	Accounts Receivable: Brand Owner shall pay all funds payable to ABC in United States currency.

28.	Notices. All notices, requests, consents, and other communications required or permitted under this Agreement shall be given in writing and deemed to have been duly given or served if personally delivered, or via a trackable parcel or courier service at the address and email as provided below, or to such other address as such party may hereafter designate by written notice to the other party:

Notice to ABC:

Janet Johanson, CEO, Associated Brewing Company

219 Little Canada Road, Suite 100, St. Paul, Minnesota. 55117.

Email: janet@bevsource.com

With a copy to:

Samantha Baldwin, Contract Administrator

Email: sbaldwin@bevsource.com

Notice to Brand Owner:

Attn: Andy Ross

Address: 909 18th Avenue South, Ste A, Nashville, TN 37212

Email: andy@andyross.com

With a copy to:

Doug Grau

Email: info@americanrebel.com

29.	Confidentiality: Each party must protect Confidential Information provided to it during the course of fulfilling its obligations under this Agreement. “Confidential Information” includes all information provided by one party to the other party in the course of performance under this Agreement, including but not limited to intellectual property, customer lists, financing sources, manufacturing or distribution programs, proprietary investment opportunities, products, formulations, recipes, flavors, flavor names, ingredients, advertising, labels, designs, equipment, processes, packaging, techniques, strategies, capabilities, systems and computer programs, technology, specifications, business plans, financial data, consumer data, employee information, and other confidential information. A party may not reveal Confidential Information provided to it by the other party except: (i) as expressly required by law; (ii) as necessary to enforce the terms of this Agreement; (iii) as necessary to advise the parties’ respective legal, accounting and financial advisors; (iv) with the express written consent of the other party; and (v) where the Confidential Information in question is or has become generally known other than by disclosure by the party receiving the Confidential Information under this Agreement. If either Party or its Representatives are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand, or similar process) by any stock exchange, self regulatory body, court or governmental agency or authority to disclose any of the other Party’s Confidential Information, the Party receiving such request or demand will use its best efforts to provide the other Party with prompt notice of such request or demand so that such other Party shall have an opportunity to seek an appropriate protective order. The provisions of this Section 29 shall survive for two (2) years following the termination of this Agreement.

30.	Force Majeure: Except for the obligation to pay monies due and owing, in the event that either party hereto shall be prevented from or delayed beyond such party’s control, without such party’s fault or negligence and that by its nature could not have been foreseen by such party or, if it could have been foreseen, was unavoidable in the performance of any act required hereunder by, without limitation, failure or delays in transportation or communication, changes in applicable laws or regulations, labor disputes, accidents, shortages of labor, fuel, raw materials, ingredients, supply disruptions, third parties (including but not limited to actions, inactions, or timing of co-packers, manufacturers and distributors) equipment or technical failures, strikes, lockouts, riots, insurrection, terrorist acts, war, third party criminal acts, or other circumstances beyond such party’s reasonable control (“Force Majeure Event”), such party shall not be liable to the other party for any such delay or failure to perform. The obligations and rights of the affected party shall be extended for a period equal to the period during which such Force Majeure Event prevented such party’s performance, provided that the affected party uses its best efforts to resume performance promptly at the end of the Force Majeure Event.

31.	Further Assurances: Each party shall, from time to time at the request of the other party, furnish to the other with such further information or assurances; execute and deliver such additional documents, instruments and conveyances; and take such other actions and do such other things as may be reasonably appropriate to carry out the provisions of this Agreement.

32.	Miscellaneous: This document, including all Schedules and terms referenced in or contemplated by it, constitutes the entire Agreement between the parties. This Agreement shall be deemed to have been drafted equally by both parties and cancels and supersedes any previous agreements or understandings with respect to the subject matter herein between ABC and Brand Owner. In the event that any provision of this Agreement is deemed illegal or unenforceable, that conclusion shall not affect the enforceability of the remainder of this Agreement. This Agreement may be signed in counterparts each of which shall be deemed an original and taken together, shall constitute a single Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the Effective Date above.

ASSOCIATED BREWING COMPANY, LLC		AMERICAN REBEL, INC.

By:	/s/ Rebecca L DuLac	By:	/s/ Charles A Ross, Jr.
Name:	Rebecca L DuLac	Name:	Charles A Ross, Jr.
Title:	CFO	Title:	CEO

Schedule A – Products/Recipes

●	Product Type: ABC Beer Stream
●	Brand Name: American Rebel
●	SKU: 1
●	Flavor Details: light lager
●	Target ABV: 3.9%
●	Carbonation: Yes
●	Claims & Certifications: None
●	Primary Packaging: Standard 12oz aluminum can
●	Preferred Closure: 202 standard end
●	Preferred Secondary Packaging:12pk wrap
●	Preservation Method: Tunnel
●	Desired Shelf Life:12 months
●	Estimated Initial Run Size: MOQ of 25,000 24-count cases per production
●	Estimated Run Frequency: TBD
●	Preferred Contract Packer: City Brewing LaCrosse
●	Distribution Location: National Retain
	a.	Launch in Tennessee

Schedule B – Payment of Royalties

1. 1. Timing: ABC shall remit via ACH (or otherwise agreed to form) to Brand Owner any Royalty Payments owed to Brand Owner within five (5) business days after ABC receives payment from the purchaser such Products.

2. Royalty Payments Formula: ABC shall remit to Brand Owner a royalty with respect to ABC’s sales of Products under this Agreement. With respect to a quantity of Products sold by ABC pursuant to this Agreement, the “Royalty Payment” shall be an amount equal to: the total amount ABC collects from the purchaser of such Products, less the sum of: (a) ABC’s cost of goods for the Products (less any raw materials nonrefundable deposits paid by Brand Owner for production); (b) all expenses paid by ABC for shipping or freight costs to sell the Products; (c) any offsets or other credits arising from billbacks, promotional allowances and the like; and (d) all fees owing to ABC under this Agreement, or any other written agreement with Brand Owner.

3. Prepayment: ABC will require a pre-payment, letter of credit, or other approved deposit that covers the exposure for all purchase orders placed to ABC (this may include excess liquid and packaging).

4. Late Fees: ABC shall assess a monthly service charge of 1.5% on all past due bills payable by Brand Owner.

5. Debts: If ABC pays a production facility any debts on the behalf of the Brand Owner, then Brand Owner shall immediately reimburse ABC for such sums, and ABC may, at its sole discretion, deduct such sums from any payments owed by ABC to Brand Owner.

Exhibit A

Statement of Work #1

This Statement of Work #1 (the “SOW”) is effective as of August 9, 2023 (the “SOW Effective Date”) and is made pursuant to the Alcohol Beverage Distribution and Representation Agreement dated August 2, 2023 (the “Agreement”) by and between Associated Brewing Company, LLC (“ABC”) and American Rebel, Inc. (“Brand Owner”). This SOW is made under and in accordance with the terms and conditions of the Agreement. All undefined capitalized terms shall have the meanings set forth in the Agreement. In the event of a conflict between the terms of this SOW and the terms of the Agreement the Agreement shall govern and prevail unless otherwise stated. The parties hereto have agreed to the following:

1. Project Overview

Brand Owner is engaging ABC to provide the following services: Warehouse Identification, Cost of Goods and Cash Schedule, Commercialization and First Production Planning & Management, Order Management, and Invoice and Collection Management (collectively the “Services”) for one (1) SKU(s) of ABC Beer Stream (the “Product”).

2. Project Scope

Warehouse Identification

●	Research and provide findings via ABC Viability Tracker of warehouse facility sites that are a viable option to store the Product.
●	Considerations include:
	◌	Location.
	◌	Certifications/Licenses.
	◌	Facility Capacity.
	◌	ABC Recommendation based on GMPs/Quality Standards/Customer Service
●	ABC to make a recommendation based on findings for Brand Owner’s consideration.
	◌	If in the event there are project constraints resulting in limited or no viable options, ABC will provide a consultation to offer additional recommendations that may allow for additional viable options to be presented.
●	Estimated Warehouse fees will be provided for up to two (2) facilities if applicable.
●	Brand Owner to review ABC recommendations and provide final approval of one (1) selected warehouse facility for storage of their Product.

Cost of Goods (“COGS”) and Cash Schedule (“CS”)

●	Preparation of COGS for production:
	◌	Once Brand Owner has provided final approval on one (1) selected Co-packer a final COGS will be provided for the SKU(s) under this SOW.
	◌	COGS will break out all estimated costs by line item for the number of cases the Brand Owner plans to produce.
	◌	COGS will define estimated finished case costs and include the following items:
		■	Co-packer Fees.
		■	FET (if applicable).
		■	Ingredients.
		■	Packaging.
		■	Freight for inbound raw materials.
		■	Liquid loss rates.

■	Packaging loss rates.
■	Contingency Variance.

●	Preparation of CS for production:
	◌	Upon Brand Owner approval of the COGS, a CS will be provided. The CS will represent the total estimated dollar amount needed to move forward with the initial production of the Product at the predetermined production volume which includes but is not limited to the following:
		■	Co-packer Fees and other production facility costs.
		■	Raw Material Pricing at needed volumes or minimum order quantities where applicable, included ESTIMATED freight costs.
		■	ESTIMATED one-time charges.
		■	ESTIMATED label review charges if applicable.
		■	ESTIMATED travel costs for the first production attendance if requested by Brand Owner.
		■	Other Miscellaneous Fees.

Commercialization

●	Upon final approval and selection by Brand Owner of one (1) Co-packer facility, ABC will participate in contract reviews as may be necessary solely to ensure visibility into the terms and requirements between Brand Owner and their Co-packer for ABC to be able to provide any production related services agreed to under this SOW in a timely manner.
●	Set up each Brand Owner contracted SKU at their Co-packer. Set up of additional SKUs outside of the original contracted SKUs will incur an additional cost to Brand Owner.
●	Prepare Finished Good Specification documents for Brand Owner’s final approval and once approval is received ABC will provide the approved Finished Good Specification documents to Brand Owner and Brand Owner’s Co-packer.
●	Coordinate primary packaging, secondary & tertiary packaging art proofing & set up. Any adjustments or additional rounds to any packaging art proofing & setup is an additional fee.[1]
●	If requested by Brand Owner, ABC will aid in identifying and engaging a third party partner to provide FDA Attorney Label Review during the commercialization process prior to any art proofing or packaging setup at Brand Owner’s cost.
●	Provide raw material documentation required by the Brand Owner’s Co-packer for their production.
●	Manage vendor set up including new customer set up forms, credit applications, and payment instructions.
●	Identification of initial warehouse location(s) for finished goods shipments prior to the first production run.
◌ Identification of up to three (3) warehouse options will be provided to Brand Owner and pricing will be obtained for each location.
●	If requested by Brand Owner, ABC may identify warehouse location(s) for raw material storage for an additional fee.

First Production Planning & Management

Coordinate and manage Brand Owner’s first production run which must be complete by the Term end date. Should the first production be delayed for any reason, Brand Owner must provide no less than thirty (30) days’ written notice to ABC of their intent to request an extension of the First Production Planning & Management Services. Subject to approval, in ABC’s sole discretion, a written Change Order will be provided to the Brand Owner detailing the impacts to the Projects Scope, Project Timeline and associated Change Order fees for execution prior to additional work being performed.

1 Please see #3 under the Assumptions.

The Planning & Management Services include the following:

●	Up to three (3) prototypes will be requested of the approved formula(s) for production reference purposes only.
●	Review Brand Owner’s desired production output and give recommendations on raw material requirements, production quantities and timing for the first production.
●	Review demand and generate and submit production, ingredient, and packaging Purchase Orders (“POs”).
●	Track POs and communicate with the Co-packer on production schedule and material deliveries.
●	ABC to provide Brand Owner with post-production results and evaluations including quality documentation, production yields, and inventory reconciliation.
●	Brand Owner may request an ABC representative to be onsite for the first production run for an additional fee

Order Management

●	Receive and process finished goods orders and transfers within ABC ERP system.
◌ Brand Owner shall submit finished goods orders in an electronic format agreeable to the electronic order submission process required by ABC.
●	Work with shipping locations to coordinate and set-up finished good transfers.
●	Arrange freight for finished good transfers as required.
●	Track, monitor, and communicate order and transfer status of finished goods.
●	Obtain bills of lading in a timely fashion to support Brand Owner invoicing.
●	Provide finished goods reporting in relation to open and completed orders.
◌ Distribution cadence reports to be mutually agreed upon.

Invoice and Collection Management2

●	Invoice and collect payment from Brand Owner identified customers.
◌ ABC will make up to two (2) collection calls for overdue invoices from Brand Owner’s customers. Any further collection calls will be the sole responsibility of Brand Owner.
●	Provide Brand Owner with reporting on orders and collections as needed in a format as mutually agreed upon.
●	Brand Owner is responsible for any hard costs associated with state and local approvals.

3. Project Timeline

The Term of this SOW shall be from August 1, 2023, through February 1, 2024 (the “SOW Term”). A detailed project timeline (the “Project Timeline”) will be provided to Brand Owner upon completion of the project kick off call. The Project Timeline will be updated on an ongoing basis depending on the current state of the project and may be adjusted from time to time as mutually agreed upon between Brand Owner and ABC. ABC will use commercially reasonable best efforts to remain within the initial Project Timeline but cannot guarantee any specific results arising from any Brand Owner or third party delays that may occur affecting the overall Project Timeline. Any changes from the agreed upon Project Detail, Project Scope or the Project Timeline under this SOW may result in additional fees and charges. These fees will be presented in writing and approved by the Brand Owner prior to initiation of any services.

Should Brand Owner terminate this SOW in accordance with the terms of the Agreement Brand Owner shall pay to ABC all monies due and owing under this SOW for services completed as of the Effective Date of termination.

2 Invoicing and Collection Management does not include hourly fees or costs of state compliance which will be charged per ABC’s annual consulting fees schedule.

4. Assumptions and Out of Scope

Assumptions

1.	Any estimates provided in this Statement of Work are merely good faith estimates, and the actual cost may be subject to change based on factors which are unknown at the time of execution.
2.	It is the Brand Owner’s responsibility to review, approve and provide final signoff on all packaging material content, inclusive of graphics, fonts, colors, and written content (claims & certification included). ABC will provide supplemental review services; however, we are not liable for any inaccuracies or oversights.
3.	Upon commencement of the primary and secondary packaging art proofing & set up it is assumed that all packaging and art proofing provided by Brand Owner is finalized and valid for production and vetted and free of any trademark or infringement claims. Any changes required to the primary or secondary packaging will be an additional cost.
4.	While onsite at any production run ABC will provide added value through its expertise and oversight during the production run, however, ABC is not the manufacturer and cannot guarantee any specific results while onsite.
5.	ABC makes no guarantee that the COGS will result in sufficient margin to be profitable, or that the CS will fall within any pre-defined limit. ABC will consult on options to adjust COGS & CSs accordingly to meet the Brand Owner’s needs, if applicable. This consultation does not guarantee specific targets can be met and will be determined by making suggested edits to the scope or scale of the project. The relationship between COGS and a CS often contradicts each other. Should changes to the scope require additional time spent or rework of previously completed services, additional charges may apply. Brand Owner understands that ABC’s performance is dependent on Brand Owner’s effective satisfaction of Brand Owner’s responsibilities including timely decisions and approvals by Brand Owner. Any delays by Brand Owner or by any third party partners (including Co-packers, vendors and suppliers) may impact the overall cost and timeline.
6.	Any deliverable extending beyond the estimated timelines is subject to additional fees.
7.	Any work requested by Brand Owner that is outside of the scope of services herein may be documented and discussed with Brand Owner. A written change order to this SOW signed by both parties (a “Change Order”) will be required for any changes to the scope, including but not limited to the services, deliverables, and fees, prior to ABC beginning work.
8.	Any subsequent projects will be outlined in a separate Statement of Work executed by both parties prior to ABC beginning work.

Out of Scope

1.	Any Services not specifically defined in this SOW.
2.	Hard costs associated with, but not limited to, laboratory testing for assessment, or Product claim validation and clinical studies, shelf-life testing, FDA or TTB Label Attorney, Process Authority, and sample shipping.
3.	Hard costs associated with, but not limited to additional iterations throughout the commercial formulation process, additional samples of final formulas, raw materials for use in pilot run or additional rounds of samples. If additional samples above the amount defined in Project Scope are required, additional fees may apply.
4.	Beverage nutritional testing.
5.	Changes to the Product(s) base liquid, alcohol source, suggested preservation method, packaging material, key raw materials, flavor system, Alcohol by Volume (“ABV”), production volumes, and additional claims and certifications.
6.	Management of certifications and claims related to the Brand Owner’s Product.

7.	Management of shelf-life studies.
8.	Research and set up of a new or additional production facility after the initial production facility has been selected by Brand Owner. This applies to pilot facilities as well.
9.	Set up of additional SKUs as it relates to changes with primary and/ or secondary packaging
10.	Identification and set up of additional warehouse(s) or changing warehouse locations after the initial warehouse(s) have been selected and approved by Brand Owner.
11.	Artwork changes outside of the agreed upon Project Scope.
12.	Project management using the Brand Owner’s Order & Inventory Management System.
13.	ABC Regulatory Compliance Services for requested new Products (if applicable, these services are available at the current ABC published hourly rate)
	a.	Hard costs for any state/local licensing or registration fees for requested new Products which may be incurred and shall be the responsibility of Brand Owner to pay or reimburse ABC for such costs.

5.Fees and Payment Schedule

Fee Schedule

Project	Amount	Due
Security Deposit*	$20,000	Upon execution of SOW
Fixed Services Fee	$50,000	Upon execution of SOW
Total	$70,000	Upon execution of SOW
Ongoing Fees: Order Management & Invoice and Collection Management	$0.45 /case	Upon completion of a Production.

*Security Deposit: As set forth in paragraph 11 of the Agreement, a security deposit is required upon signing this SOW. This deposit is in addition to any prepayment and may be used by ABC to offset any incidental charges that may be due at the end of the relationship (e.g., past due bills, storage, destruction, unpaid distributor billbacks). The Security Deposit will be evaluated by ABC upon completion of the first production under this SOW. Thereafter the Security Deposit will be evaluated annually, or upon request, for changes in the business complexities impacting the Services. Any change in the security deposit will be paid or refunded prior to the next scheduled production. The total deposit held by ABC will be returned at the termination of the contract, less any outstanding charges.

➢	Setup of additional SKUs under this SOW may be requested by Brand Owner. Upon request, with no less than thirty (30) days’ advance notice, ABC will provide to Brand Owner the applicable setup fees that will be charged to Brand Owner. Such fees will be determined by ABC based on the complexity of the SKU and the applicable states required for the SKU setup.

➢	Additional services are available as requested in writing by the Brand Owner and per the annual consulting fees schedule published by ABC. Additional services include, but are not limited to, compliance and general consulting, procurement and development services.

➢	A service fee of $195 per hour will be charged for ABC’s processing of distributor billbacks should the Brand Owner not choose to manage them directly.

6. Acceptance of SOW

By executing this SOW, Brand Owner and ABC agree to the terms and conditions defined above and, in conjunction with the Agreement, this SOW constitutes the complete and exclusive agreement between Brand Owner and ABC, and supersedes all prior or contemporaneous agreements, representations, warranties and understandings with respect to the Services described herein.

IN WITNESS WHEREOF, the parties hereto with proper authority have executed this SOW as of the SOW Effective Date above.

ASSOCIATED BREWING COMPANY, LLC		AMERICAN REBEL, INC.

By:	/s/ Rebecca L DuLac	By:	/s/ Charles A Ross, Jr.
Name:	Rebecca L DuLac	Name:	Charles A Ross, Jr.
Title:	CFO	Title:	CEO